May 24, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
100 F Street, N.E.
Washington, DC 20549

Re:	Rainchief Energy Inc.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed May 7, 2012
File No. 000-52145

Dear Ms. Jenkins:

Thank you for your letter dated May 11, 2012.  We have consulted our professional advisors and take this opportunity to respond to your comments therein as follows:

1.	The requested modification to the audit opinion has been made by inserting the words “as issued by the International Accounting Standards Board”.

2.
The requested modification to the audit opinion has been made by replacing the words    “…which may cast significant doubt about the company’s ability to continue as a going concern”, with the words “which raise substantial doubt about the entity’s ability to continue as a going concern” as prescribed by AU Section 341.12.

3.	The requested modification to the Notes to our consolidated financial statements has been made by inserting the words “as issued by the International Accounting Standards Board”.

4.
We have deleted all the 2009 figures which were presented in Canadian GAAP, and not IFRS.  We understand that transitional regulations permit foreign private issuers to include only two years of financial information as opposed to the standard three years in their 2011 financial statements, as per Instruction G of Form 20-F.

On behalf of the company, I acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find our responses satisfactory.  If further action is required, we will certainly welcome your comments.

Rainchief Energy Inc. /s/ Paul E. Heney Paul E. Heney, Chairman and Chief Executive Officer